Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement, dated October 20, 2011, entitled “Ultrapar acquires Repsol’s LPG distribution business in Brazil”

Item 1

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

MARKET ANNOUNCEMENT

Ultrapar acquires Repsol’s LPG distribution business in Brazil

São Paulo, October 20th, 2011 – Ultrapar Participações S.A. (“Ultrapar”) hereby announces that it signed and concluded in this date, through its subsidiary Companhia Ultragaz S.A. (“Ultragaz”), a sale and purchase agreement for the acquisition of 100% of the shares of Repsol Gás Brasil S.A. (“Repsol Gás Brasil”). The acquisition value is R$ 50 million. This amount includes R$ 2 million related to the net cash of the acquired company.

Repsol Gás Brasil solely distributes bulk LPG and has 1% market share in the Brazilian bulk LPG market. The volume sold by Repsol Gás Brasil in the last 12 months amounted to 22 thousand tons.

The acquisition of Repsol Gás Brasil strengthens Ultragaz’s bulk LPG business, a segment in which it was a pioneer and has a relevant position, allowing  economies of scale in logistics and management, as well as an improved positioning for growth in the bulk segment, where volume progression is correlated to the GDP performance.

This transaction will be submitted to the competent regulatory authorities.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2011
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

Market Announcement dated October 20, 2011, entitled “Ultrapar acquires Repsol’s LPG distribution business in Brazil”